EXHIBIT 99.1

IceCure Medical Shares to Begin Trading on

Nasdaq Capital Market on August 26, 2021

CAESAREA, Israel, August 26, 2021 -- IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) ("IceCure" or the "Company"), developer of the next generation minimally invasive cryoablation technology that destroys tumors by freezing, today announced that its ordinary shares have been approved for listing on the Nasdaq Capital Market ("Nasdaq"). The Company’s shares will begin trading on Nasdaq on today, August 26, 2021, at market open, under the ticker symbol “ICCM.” The Company will maintain the listing of its ordinary shares on the Tel Aviv Stock Exchange under the symbol “ICCM.”

"We are proud and excited to achieve the milestone of listing our shares on the Nasdaq, which represents the latest in a series of significant accomplishments for IceCure this year,” commented Eyal Shamir, Chief Executive Officer of IceCure. “We believe that the Nasdaq listing of our shares will help expand our global reach and raise our profile among investors and business partners, alike."

“This listing will make it easier for U.S.-based and international investors to be part of the IceCure story, provide more liquidity to our stock and help raise our visibility among U.S. and global investors, as well as the analyst community," added Ronen Tsimerman, Chief Financial Officer of IceCure.

The Nasdaq listing follows the Company’s previously announced January 2021 private placement of $15 million.

Sullivan & Worcester acted as IceCure Israeli and U.S. legal counsel in connection with the Nasdaq listing.

The Securities and Exchange Commission ("SEC") declared effective a registration statement on Form F-1 (File No. 333-258660) relating to the ordinary shares issued in the private placement on August 25, 2021. Additionally, the Company is transitioning to a reporting format in accordance with the provisions of Chapter E3 of the Securities Law, 5728-1968, and the regulations enacted thereunder (hereinafter: the “Law”), i.e., based on a reporting format of the U.S. securities law, pursuant to the provisions of Section 35(32) of the Law and pursuant to a resolution of the meeting of the Company’s shareholders dated March 7, 2021 (reference no.: 2021-01-027753).

About IceCure Medical

Founded in 2006, Israel-based IceCure Medical (NASDAQ: ICCM) (TASE: ICCM) develops and markets an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally-invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide, after receiving FDA and CE approvals. To learn more, please visit: www.icecure-medical.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the impact of the Nasdaq listing on its profile, visibility and liquidity. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's Registration Statement on Form F-1 filed with the SEC on August 10, 2021. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Communication Contact:

Ronen Tsimerman

CFO & COO

IceCure Medical Ltd

972.52.866.5691

ronent@icecure-medical.com

IR Contact:

Jeremy Feffer

T: 212.915.2568 | M: 917.749.1494

jeremy@lifesciadvisors.com